UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

               333-105666
Commission File Number 333-105666-01

NISSAN WHOLESALE RECEIVABLES CORPORATION II
AND NISSAN MASTER OWNER TRUST RECEIVABLES

(Exact name of registrant as specified in its charter)

990 West 190th Street, Torrance, California 90502, (310) 719-8369

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

One-month LIBOR plus 0.03% per annum, Series 2005-A Notes

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ X ]

Approximate number of holders of record as of the certification or notice date:  15*

Pursuant to the requirements of the Securities Exchange Act of 1934 Nissan Wholesale Receivables Corporation II and Nissan Master Owner Trust Receivables has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

    NISSAN MASTER OWNER TRUST RECEIVABLES

    By: Nissan Wholesale Receivables Corporation II
                                           as originator of Nissan Master Owner Trust
                                           Receivables

Dated: May 1, 2006
                                          By: /s/ Kazuhiko Kazama______________
Name: Kazuhiko Kazama
Title: Treasurer

    NISSAN WHOLESALE RECEIVABLES CORPORATION II

                                      By: /s/ Kazuhiko Kazama______________
  Name: Kazuhiko Kazama
  Title: Treasurer

*   Includes each participant in The Depository Trust Company (“DTC”) holding an indirect interest in the securities held of record as of such date by Cede & Co. as nominee for DTC.